ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

7 October, 2004

04045625

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Announcement re Directors' shareholding dated 7 October 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
OCT 18 2004
WASH. D.C. 202 SECTION

dw 10/21

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 13,599 ordinary shares were transferred today at a price of £13.46. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 October 2004, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
W A Nairn	18	ordinary shares

N Jordan
Company Secretary
7 October 2004

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 13,599 ordinary shares were transferred today at a price of £13.46. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 October 2004, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
W A Nairn	18	ordinary shares

N Jordan
Company Secretary
7 October 2004

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 13,599 ordinary shares were transferred today at a price of £13.46. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 October 2004, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
W A Nairn	18	ordinary shares

N Jordan
Company Secretary
7 October 2004

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 13,599 ordinary shares were transferred today at a price of £13.46. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 October 2004, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
W A Nairn	18	ordinary shares

N Jordan
Company Secretary
7 October 2004

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 13,599 ordinary shares were transferred today at a price of £13.46. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 October 2004, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
W A Nairn	18	ordinary shares

N Jordan
Company Secretary
7 October 2004

ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

11 October, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release – Anglo American enters into agreement to sell Hudson Bay - dated 8 October 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc
Anglo American plc

ANGLO AMERICAN

News Release

8 October 2004

Anglo American enters into agreement to sell Hudson Bay

Anglo American International, S.A., a wholly owned subsidiary of Anglo American plc ("Anglo American") has entered into an agreement to sell Hudson Bay Mining and Smelting ("Hudson Bay"), to Ontzinc Corporation ("Ontzinc") for a cash consideration of C$325 million (approximately US$250 million) subject to final adjustments.

The sale is conditional on, inter alia, Ontzinc completing debt and equity financings to fund the acquisition. If such conditions are met, the transaction is expected to be completed towards the end of 2004.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:
Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

8 October 2004

Anglo American enters into agreement to sell Hudson Bay

Anglo American International, S.A., a wholly owned subsidiary of Anglo American plc ("Anglo American") has entered into an agreement to sell Hudson Bay Mining and Smelting ("Hudson Bay"), to Ontzinc Corporation ("Ontzinc") for a cash consideration of C$325 million (approximately US$250 million) subject to final adjustments.

The sale is conditional on, inter alia, Ontzinc completing debt and equity financings to fund the acquisition. If such conditions are met, the transaction is expected to be completed towards the end of 2004.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

8 October 2004

Anglo American enters into agreement to sell Hudson Bay

Anglo American International, S.A., a wholly owned subsidiary of Anglo American plc ("Anglo American") has entered into an agreement to sell Hudson Bay Mining and Smelting ("Hudson Bay"), to Ontzinc Corporation ("Ontzinc") for a cash consideration of C$325 million (approximately US$250 million) subject to final adjustments.

The sale is conditional on, inter alia, Ontzinc completing debt and equity financings to fund the acquisition. If such conditions are met, the transaction is expected to be completed towards the end of 2004.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

8 October 2004

Anglo American enters into agreement to sell Hudson Bay

Anglo American International, S.A., a wholly owned subsidiary of Anglo American plc ("Anglo American") has entered into an agreement to sell Hudson Bay Mining and Smelting ("Hudson Bay"), to Ontzinc Corporation ("Ontzinc") for a cash consideration of C$325 million (approximately US$250 million) subject to final adjustments.

The sale is conditional on, inter alia, Ontzinc completing debt and equity financings to fund the acquisition. If such conditions are met, the transaction is expected to be completed towards the end of 2004.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

8 October 2004

Anglo American enters into agreement to sell Hudson Bay

Anglo American International, S.A., a wholly owned subsidiary of Anglo American plc ("Anglo American") has entered into an agreement to sell Hudson Bay Mining and Smelting ("Hudson Bay"), to Ontzinc Corporation ("Ontzinc") for a cash consideration of C$325 million (approximately US$250 million) subject to final adjustments.

The sale is conditional on, inter alia, Ontzinc completing debt and equity financings to fund the acquisition. If such conditions are met, the transaction is expected to be completed towards the end of 2004.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:
Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).